Exhibit 99.1

Notice of Annual General Meeting to be held on 20 August 2018

VIVOPOWER INTERNATIONAL PLC

(incorporated and registered in England and Wales under number 09978410)

NOTICE OF ANNUAL GENERAL MEETING 2018

to be held at 3:00 pm (London time) on 20 August 2018

at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom

Notice of the annual general meeting of VivoPower International Plc to be held at 3:00 pm (London time) on 20 August 2018 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom is set out at Part 2 of this document.

It is important that your shares be represented and voted at the annual general meeting. If you cannot attend and you are a shareholder of record, please vote as soon as possible by completing and mailing the proxy card in accordance with the instructions included therein. We would appreciate if you could complete and return the proxy card before 16 August 2018, but in any event so as to arrive not later than 3.00 pm (London time) on 16 August 2018.

If you decide to attend the annual general meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the proxy statement set out in Part 4 of this document for further information about voting your shares.

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Notice of Annual General Meeting to be held on 20 August 2018

Part 1

Chairman's Letter

VivoPower International Plc

(incorporated and registered in England and Wales under number 09978410)

18 July 2018

To the holders of VivoPower International Plc Shares

Notice of Annual General Meeting

Dear Shareholder

I am writing to you with details of our annual general meeting to be held at 3:00 pm (London time) on 20 August 2018 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom (the "AGM"). Detailed instructions on how to get to the venue are set out on page 13 of this document.

Resolutions

The formal notice of the AGM is set out on pages 4 to 6 of this document, which sets out the business to be considered at the meeting, together with explanatory notes to the resolutions on pages 6 to 8 of this document.

There are a number of items of business to which I would draw your attention.

A copy of the annual accounts and reports for the year ended 31 March 2018 is enclosed.

Voting at the meeting

At the meeting itself, all resolutions will be put to a vote on a poll. Further details on voting are set out in the notes to the notice of AGM on pages 9 to 15 of this document.

Voting by proxy

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by using one of the methods set out in the notes to the notice of AGM on pages 9 to 15 of this document. A proxy or voting form is enclosed with this notice of the AGM to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings which amount in aggregate to 1,591,576 shares representing approximately 11.7% of the existing issued ordinary share capital of the Company (excluding treasury shares).

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Notice of Annual General Meeting to be held on 20 August 2018

On behalf of the Board, I look forward to seeing as many of you as possible at the AGM.

Yours faithfully,

Kevin Chin

Chairman of the Board of Directors of VivoPower International Plc

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Notice of Annual General Meeting to be held on 20 August 2018

Part 2

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of VivoPower International Plc (the "Company") will be held at 3:00 pm (London time) on 20 August 2018 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom to consider and, if thought fit, to pass resolutions 1 to 6 (inclusive) as ordinary resolutions and resolution 7 as a special resolution.

The board of directors of the Company (the "Board") considers that the resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" each of the resolutions.

Resolution 1 – Laying of annual accounts and reports (ordinary resolution)

To receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2018 (the "Annual Report").

Resolution 2 – Directors' remuneration report (ordinary resolution)

To approve the directors’ remuneration report for the financial year ended 31 March 2018 as set out on pages 27 to 33 of the Annual Report (the "Directors' Remuneration Report").

Resolution 3 – Re-appointment of auditors (ordinary resolution)

To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

Resolution 4 – Remuneration of auditors (ordinary resolution)

To authorise the Company's audit committee to determine the remuneration of the auditors.

Resolution 5 – Re-election of Edward Hyams as a director of the Company (ordinary resolution)

To re-elect Edward Hyams as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Resolution 6 – Re-election of Peter Sermol as a director of the Company (ordinary resolution)

To re-elect Peter Sermol as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Resolution 7 – B-Corporation (special resolution)

To consider and, if thought fit, pass the following as special resolutions

(A)

THAT, for the purpose of qualifying the Company as a B Corporation, the Company’s Articles of Association be amended such that Article 91 of the Articles of Association as amended shall read as follows (and a full copy of which Articles of Association as amended is set forth at Appendix A hereto):

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Notice of Annual General Meeting to be held on 20 August 2018

General powers of the Company vested in the directors

91.	(1)	The purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole.

(2)

The business of the Company shall be managed by the directors who, subject to the provisions of these articles and to any directions given by special resolution of the Company to take, or refrain from taking, specified action, may exercise all the powers of the Company. No alteration of these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The general management powers given by this article shall not be limited by any special authority or power given to the directors by any other article.

(3)	In exercising the powers of the Company a Director shall have regard (amongst other matters) to:

a) the likely consequences of any decision in the long term;

b) the interests of the Company's employees;

c) the need to foster the Company's business relationships with suppliers, customers and others;

d) the impact of the Company's operations on the community and the environment;

e) the desirability of the Company maintaining a reputation for high standards of business conduct; and

f) the need to act fairly as between members of the Company, together, the matters referred to above shall be defined for the purposes of this Article as the "Stakeholder Interests".

(4)

For the purposes of a Director's duty to act in the way he or she considers, in good faith, most likely to promote the success of the Company, a Director shall not be required to regard the benefit of any particular Stakeholder Interest or group of Stakeholder Interests as more important than any other.

(5)	Nothing in this Article express or implied, is intended to or shall create or grant any right or any cause of action to, by or for any person (other than the Company).

(6)

The Directors of the Company shall for each financial year of the Company prepare a strategic report as if sections 414A(1) and 414C of the Companies Act 2006 force at the date of adoption of these Articles) applies to the Company whether or not they would be required to do so otherwise than by this Article.

(7)

Notwithstanding the generality of (2) above, the directors may exercise all the powers of the Company to: (i) borrow money; (ii) mortgage or charge all or any part or parts of its undertaking, property and uncalled capital; and (iii) issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B)  THAT the directors be and hereby are generally and unconditionally authorised in accordance with the Companies Act 2006 to exercise all powers of the Company to make or direct to be made such filings with Companies House as may be deemed necessary or appropriate to enable the Company to qualify as a B Corporation.

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Notice of Annual General Meeting to be held on 20 August 2018

BY ORDER OF THE BOARD

Directors:

Kevin Chin

Shimi Shah

Gary Hui

Edward Hyams

Peter Sermol

First Names Secretaries (GB) Limited (Company Secretary):

London, 18 July 2018

Registered office:

91 Wimpole Street, London, England, W1G 0EF, United Kingdom

Registered in England and Wales No. 09978410

Part 3

Explanatory Notes to Resolutions

The following pages give an explanation of the proposed resolutions. Resolutions 1 to 6 (inclusive) will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favour. Resolution 7 will be proposed as a special resolution. For resolution 7 to be passed, at least 75% of the shareholders’ votes cast must be in favour.

Notes to Resolution 1 - Annual Report

Resolution 1 is to receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2018. The directors are required to present to the meeting the annual accounts and reports that are contained in the Annual Report, including the strategic report, the directors' report and the auditor's report.

Notes to Resolution 2 – Directors' Remuneration Report

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 of the United Kingdom, the Directors' Remuneration Report contains:

●	a statement by Edward Hyams, chairman of the Company's remuneration committee (the "RemCom"); and

●	the annual report on director remuneration, which sets out payments made in the financial year ended 31 March 2018.

Resolution 2 is an ordinary resolution to approve, by way of an advisory vote, the Directors' Remuneration Report. Resolution 2 is an advisory vote only and does not affect the actual remuneration paid to any director.

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Notice of Annual General Meeting to be held on 20 August 2018

The Company's auditors, PKF Littlejohn LLP, have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the Annual Report. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the RemCom and signed on its behalf by the Chairman.

At the annual general meeting in 2017, the Directors' Remuneration Policy was approved by shareholders. The Directors' Remuneration Policy is not therefore required to be approved at this year's annual general meeting. The Directors’ Remuneration Policy will be put to shareholders again no later than the Company's annual general meeting in 2020.

Notes to Resolutions 3 and 4 – Re-appointment of auditors and auditors’ remuneration

Resolution 3 is to approve the re-appointment of PKF Littlejohn LLP as the auditors of the Company. The auditors will hold office until the conclusion of the next annual general meeting.

The audit committee has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor of the Company. The audit committee also considers and makes recommendations to the Board, to be put to shareholders for approval at the AGM, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

The audit committee annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for the year ended 31 March 2018 were US$427,011, which included $103,188 in respect of the prior year, $25,431 in respect of solar project audits, and $13,000 related to tax services. In addition, the audit committee considers at least once every ten years whether the audit services contract should be put out to tender to enable the audit committee to compare the quality and effectiveness of the services provided by the incumbent auditor with those of other audit firms. Resolution 4, which is recommended by the audit committee, is to confirm the re-appointment of PKF Littlejohn LLP as the auditors of the Company to hold office until the next annual general meeting.

Resolution 4 is to authorise the audit committee to determine the remuneration of the auditors of the Company and the audit fees.

Notes to Resolutions 5 and 6 – Re-election of directors

Resolutions 5 and 6 deal with the re-election of certain of the directors of the Company.

In accordance with article 81 of the Company's articles of association, all of the Class B directors are standing for re-election by the shareholders at the AGM. If re-elected, each of the Class B directors will stand elected as a director of the Company (unless otherwise removed) for a term expiring on the third annual general meeting following his election. Edward Hyams was appointed as a director of the Company on November 2, 2016 and he is proposed for re-election by the shareholders at the AGM. He is recommended by the Board for re-election. Peter Sermol was appointed as a director of the Company on December 21, 2016 and he is proposed for re-election by the shareholders at the AGM. He is recommended by the Board for re-election.

Biographies of each of the directors can be found on pages 18 to 20 of the Annual Report and on the Company's website. The Board has confirmed, following a performance review, that all directors standing for re-election continue to perform effectively and demonstrate commitment to their roles.

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Notice of Annual General Meeting to be held on 20 August 2018

Notes to Resolution 7 – Amendment of Articles of Association

The purpose of Resolution 7 is to approve certain amendments to the Company’s Articles of Association necessary to enable the Company to qualify as a B Corporation. In particular, Resolution 7 would approve amendments to Article 91 of the Articles of Association including that:

(i)

the purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole;

(ii)	in exercising the powers of the Company, a Director shall have regard to, among other matters, stakeholder interests such as

a.	the likely consequences of any decision in the long term;

b.	the interests of the Company's employees;

c.	the need to foster the Company's business relationships with suppliers, customers and others;

d.	the impact of the Company's operations on the community and the environment;

e.	the desirability of the Company maintaining a reputation for high standards of business conduct; and

f.	the need to act fairly as between members of the Company.

(iii)

that a Director shall not be required to regard the benefit of one or more of the aforementioned stakeholder interests as more important than another (for purposes of the Director’s duty to act in a way the Director considers in good faith most likely to promote the Company’s success); and

(iv)	that nothing in Article 91 is intended to create or grant any cause of action to, by or for any person other than the Company.

Resolution 7 would also approve a provision in Article 91 that the Company’s Directors for each financial year shall prepare a strategic report as if sections 414A(1) and 414C of the Companies Act 2006 (as in force at the date of adoption of the Articles of Association) applies to the Company whether or not they would be required to do so otherwise than by Article 91. In addition, Resolution 7 would authorise the directors in accordance with the Companies Act 2006 to exercise the Company’s powers to make or direct any necessary or appropriate filings with Companies House to enable the Company to qualify as a B Corporation.

The foregoing amendments enable a meaningful framework by which the Company can differentiate itself as a B Corporation while operating within the Companies Act framework and allowing directors an appropriate degree of scope for interpretation and discretion.

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Notice of Annual General Meeting to be held on 20 August 2018

Part 4

Proxy statement for the Annual General Meeting of shareholders to be held on 20 August 2018

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and enclosed the proxy card ("Proxy Card") because the board of directors of VivoPower International Plc (the "Company") (the "Board") is soliciting your proxy to vote at the first annual general meeting of shareholders to be held at 3:00 pm (London time) on 20 August 2018 at 91 Wimpole Street, London, England, W1G 0EF, United Kingdom (the "AGM").

●	Proxy Statement: this Proxy Statement summarises information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

●	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the AGM, the Proxy Statement and the Proxy Card to our shareholders of record as at 18 July 2018 (the "Record Date"). In this mailing we are also including the accounts and the reports of the directors and the auditors of the Company for the financial year ended 31 March 2018 (the "Annual Report").

Important Notice Regarding Availability of Proxy Materials for the AGM to be held on 20 August 2018.

A copy of the Company's Notice of the AGM, Proxy Statement and Proxy Card are available at http://vivopower.com/shareholders

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Notice of Annual General Meeting to be held on 20 August 2018

Questions and Answers about Voting

1.	Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 20 July 2018 to all shareholders of record entitled to vote at the AGM.

2.	Who can vote at the AGM?

Only shareholders of record at the close of business on 18 July 2018, ("Vote Record Date") will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Investors Services ("Computershare"), then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.	What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two members are present.

4.	How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your depositary, broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's articles of association.

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Notice of Annual General Meeting to be held on 20 August 2018

If you are a "shareholder of record" – you may appoint a proxy to vote on your behalf using any of the following methods:

●

mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Computershare, PO Box 505008, Louisville, KY 40233-9814; by 3:00 pm, (London time) on 16 August 2018; or

●	by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.	Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.	How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of the Board.

7.	Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the AGM in several ways by:

●	mailing a revised Proxy Card dated later than the prior Proxy Card;

●	voting in person at the AGM; or

●	notifying Julie-Anne Byrne in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in "street name" – you may change or revoke your voting instructions by contacting the depositary, broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under "How do I vote my shares?" See also "What if I plan to attend the AGM?"

8.	Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Computershare on behalf of all of its clients.

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Notice of Annual General Meeting to be held on 20 August 2018

9.	How are votes counted?

Votes will be counted by Computershare, who will separately count "for" and "against" votes and abstentions. In addition, with respect to the election of directors, Computershare will count the number of "withheld" votes received for the nominees. If your shares are held in "street name", you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.	How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.	What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding shares in "street name" through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your depositary, broker, bank or other nominee holding the shares.

12.	What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted "for" the matters submitted for approval at the AGM.

13.	How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.	What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.	What if I have questions during the AGM?

If you wish to ask a question please tell the Company Secretary on entry to the meeting. Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

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Notice of Annual General Meeting to be held on 20 August 2018

16.	May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Computershare. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17.	As a shareholder, which materials can I require the Company to publish on its website?

Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

18.	Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare.

19.	How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K and on our website http://vivopower.com/shareholders

20.	How do I get to the AGM venue?

The meeting will be held at 91 Wimpole Street, London, W1G 0EF, United Kingdom.

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Notice of Annual General Meeting to be held on 20 August 2018

21.	How do I contact the Company if I have any queries?

You may contact the Company at:

VivoPower International Plc

91 Wimpole Street, London

W1G 0EF

United Kingdom

Tel: +44 (0) 203 871 2800

e-mail: shareholders@vivopower.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 242 3610

Foreign Shareholders (Outside the US)

+1 (732) 491 0655

By Mail:

Computershare

P.O. Box 505000

Louisville, KY  40233

By Overnight Delivery:

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

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Notice of Annual General Meeting to be held on 20 August 2018

Appendix A

VivoPower International Plc Articles of Association

No. 09978410

VIVOPOWER INTERNATIONAL PLC

Incorporated on 1 February 2016

ARTICLES OF ASSOCIATION

(Adopted with effect from       December 2016 by Special Resolution passed on 2 November 2016)

ARTICLES OF ASSOCIATION

of

VIVOPOWER INTERNATIONAL PLC

(adopted with effect from        December 2016 by special resolution passed
on 2 November 2016)

PRELIMINARY

Definitions

1.	(1)	In these articles the following words bear the following meanings:

"Acts" means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the Company;

"articles" means the articles of association of the Company;

"board" or "board of directors" means the directors or any of them duly acting as the board of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"Depositary" means any depositary, clearing agency, custodian, nominee or similar entity appointed under arrangements entered into by the Company or otherwise approved by the board that holds, or is interested directly or indirectly, including through a nominee, in, shares, or rights or interests in respect thereof, and which issues certificates, instruments, securities or other documents of title, or maintains accounts, evidencing or recording the entitlement of the holders thereof, or account holders, to or to receive such shares, rights or interests;

"Depositary Interest" means any certificate, instrument, security, depositary receipt, or other document of title issued or created, or interest recorded in an account maintained, by a Depositary to evidence or record the entitlement of the holder, or account holder, to or to receive shares, or rights or interests in respect thereof;

"Depositary Interest Holder" means the holder of a Depositary Interest;

"director" means a director of the Company;

"DTC" means The Depository Trust Company and any Affiliate or nominee therefore, including Cede & Co., and any successors thereto;

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

"electronic form" has the same meaning as in the Acts;

"electronic means" has the same meaning as in the Acts;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"member" means an ordinary shareholder in the Company;

"Office" means the registered office of the Company;

"Operator" means the Operator of a relevant system (as defined in the Uncertificated Securities Regulations) or the transfer agent of the Company (as applicable);

"participating security" means a share or other security title to units of which is permitted to be transferred by means of a relevant system;

"relevant system" means any computer-based system, and procedures, permitted by the Uncertified Securities Regulations or other applicable regulations, which enable title to shares or other securities to be evidenced and transferred without a written instrument and which facilitate supplementary and incidental matters;

"seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 50 of the Companies Act 2006, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;; and

"share" means ordinary shares in the Company;

"Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001 (as amended).

(2)

In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security.

(3)

Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Companies Act 2006 or the Uncertificated Securities Regulations (as the case may be).

(4)

Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5)	In these articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders; and

(c)	a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6)	In these articles:

(a)

references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise;

(b)

the words and phrases "other", "otherwise", "including" and "in particular" shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible; and

(c)	references to a power are to a power of any kind, whether administrative, discretionary or otherwise.

(7)	The headings are inserted for convenience only and do not affect the construction of these articles.

Exclusion of other regulations

2.

No regulations or model articles contained in any statute or subordinate legislation including without prejudice to such generality, the regulations contained in the Companies (Model Articles) Regulations 2008 shall apply as the articles of the Company.

SHARE CAPITAL

Liability of members

3.	The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

Further issues and rights attaching to shares on issue

4.	(1)

Without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, if the Company has not so determined, as the directors may determine.

(2)

In the event that rights and restrictions attaching to shares are determined by ordinary resolution or by the directors pursuant to this article, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act 2006 in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles.

Redeemable shares

5.	(1)

Any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such share.

(2)

In the event that rights and restrictions attaching to shares are determined by the directors pursuant to this article, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act 2006 in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles.

Payment of commissions

6.

The Company may exercise the powers of paying commissions conferred by the Acts. Any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares, or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

Trusts not recognised

7.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these articles or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share other than the holder's absolute ownership of it and all the rights attaching to it.

Uncertificated shares

8.

Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

(a)	the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) of this article or with any provision of the Uncertificated Securities Regulations or other applicable regulations, it shall not apply to any share in uncertificated form.

Separate holdings of shares in certificated and uncertificated form

9.

Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

Variation of rights

10.

If at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights; or

(b)

in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum shall be (i) at any such meeting other than an adjourned meeting, two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares); and (ii) at an adjourned meeting, one person holding shares of the class in question (other than treasury shares) or his proxy.

Rights deemed not varied

11.

Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

Rights to share certificates

12.	(1)

On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of his shares.

(2)

Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them.

(3)

Where a member (other than a financial institution) has transferred part only of the shares comprised in a certificate, the member is entitled, without payment, to have issued to him a certificate in respect of the balance of shares held by him or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of his shares.

(4)

When a member's (other than a financial institution's) holding of shares of a particular class increases, the Company may issue that member with a single, consolidated certificate in respect of all the shares of a particular class which that member holds or a separate certificate in respect of only those shares by which that member's holding has increased.

(5)

A member (other than a financial institution) may request the Company, in writing, to replace the member's separate certificates with a consolidated certificate or the member's consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify, provided that any certificate(s) which it is (or they are) to replace has first been returned to the Company for cancellation. When the Company complies with such a request it may charge such reasonable sum as the directors may determine for doing so.

(6)

The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to whichever of the joint holders' names appears first on the register of members in respect of the joint holding shall be a sufficient delivery to all of them.

(7)

If a certificate issued in respect of a member's shares is damaged or defaced or said to be lost, stolen or destroyed, then that member is entitled to be issued with a replacement certificate in respect of the same shares. A member exercising the right to be issued with such a replacement certificate:

(a)	must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

(b)	must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors may determine.

LIEN

Company's lien on shares not fully paid

13.

The Company has a lien over every share which is partly paid for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien over a share takes priority over any third party's interest in that share, and extends to any dividend or other money payable by the Company in respect of that share (and, if the lien is enforced and the share is sold by the Company, the proceeds of sale of that share).

Enforcing lien by sale

14.

The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

Giving effect to a sale

15.	To give effect to the sale:

(a)	in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser;

(b)	in the case of a share in uncertificated form, the directors may:

(i)

to enable the Company to deal with the share in accordance with the provisions of this article, require or procure any relevant person or the Operator (as applicable) to convert the share into certificated form; and

(ii)

after such conversion, authorise any person to execute an instrument of transfer and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Application of proceeds of sale

16.

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable. Any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

Calls

17.

Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

18.	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Joint and several liability in respect of calls

19.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest

20.

If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or fixed in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Acts). The directors may, however, waive payment of the interest wholly or in part.

Sums treated as calls

21.

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

Power to differentiate

22.	Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

23.

The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

Notice if call not paid and forfeiture

24.

If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

Sale of forfeited shares

25.

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder (including a person who was entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person:

(a)

in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)

to enable the Company to deal with the share in accordance with the provisions of this article, require or procure any relevant person or the Operator (as applicable) to convert the share into certificated form; and

(ii)

after such conversion, authorise any person to execute an instrument of transfer and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

Cessation of membership and continuing liability

26.

A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited. However, such person shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

Statutory declaration as to forfeiture

27.

A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

Transfer of shares in certificated form

28.

The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

Transfer of shares in uncertificated form

29.

Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

Refusal to register transfers

30.	(1)

The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:

(a)

is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	is in respect of only one class of share; and

(c)	is in favour of not more than four transferees.

(2)

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations or other applicable regulations to register the transfer.

Notice of and reasons for refusal

31.

If the directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the transfer instructions were received by the Company or the Operator (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The directors shall send such further information about the reasons for the refusal to the transferee as the transferee may reasonably request.

No fee for registration

32.	No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Retention or return of instrument of transfer

33.

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

Recognition of renunciation

34.	Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

35.

If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. However, nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

Election of person entitled by transmission

36.

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the directors may properly require to show his title to the share, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the entitlement to the share by operation of law had not occurred.

Rights of person entitled by transmission

37.

A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall, after giving notice to the Company of his entitlement to the share and upon such evidence being produced as the directors may properly require to show his title to the share, have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. A person entitled to a share who has elected for that share to be transferred to some other person pursuant to article 36 shall cease to be entitled to any rights in relation to such share upon that other person being registered as the holder of that share.

DISCLOSURE OF INTERESTS

Disclosure of interests

38.	(1)

If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the Companies Act 2006 and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within 14 days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine in their absolute discretion, in relation to the default shares, including following any transfer of the default shares unless the transfer is an excepted transfer under this article:

(a)

the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b)	where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(i)

any dividend payable in respect of the default shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend;

(ii)	no transfer, other than an excepted transfer, of any default shares held by the member in certificated form shall be registered unless:

(A)	the member is not himself in default as regards supplying the information required; and

(B)	the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

(iii)

for the purposes of sub paragraph (1)(b)(ii) of this article, in the case of a member holding default shares in uncertificated form or in the case of any other person who is interested in default shares which are represented by Depositary Interests, the directors may require the beneficial owner of such default shares:

(A)

to change his holding of such default shares from uncertificated form into certificated form in the name of the member or his holding of such default shares represented by Depositary Interests into certificated shares only in the name of the person who is interested in the Depositary Interests, as applicable, within a specified period; and

(B)	then to hold such default shares in certificated form for so long as the default subsists; and

(C)

to appoint any person to take any steps, by instruction by means of a relevant system or otherwise, in the name of the beneficial holder of default shares as may be required to change such default shares from uncertificated form into certificated form or where a person has an interests in default shares which are represented by Depositary Interests to change such default shares represented by Depositary Interests into certificated form only in the name of the interested person (and such steps shall be effective as if they had been taken by such holder).

(2)

Where the sanctions under paragraph (1) of this article apply in relation to any default shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a)	receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b)	receipt by the Company of notice that the default shares have been transferred by means of an excepted transfer.

The directors may suspend or cancel any of the sanctions at any time in relation to any default shares.

(3)

Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a)

any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b)	paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the Companies Act 2006 in relation to the new shares.

(4)

Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the Companies Act 2006 (a "Section 793 Notice") to any other person, it shall at the same time send a copy of the notice to the member. The accidental omission to do so, or the non-receipt by the member of the copy, shall, however, not invalidate or otherwise affect the application of this article.

(5)

Where a Depositary Interest Holder receives a Section 793 Notice, that person is not considered for the purposes of this article to have an interest, or to be a person appearing to have an interest, in any shares held by the Depositary or in which the Depositary is otherwise interested other than those shares specified in the Section 793 Notice.

(6)

Where the member on whom a Section 793 Notice has been served is a Depositary acting in its capacity as such, the obligations of the Depositary shall be limited to disclosing to the Company such information requested in the Section 793 Notice relating to any person appearing to be interested in the shares held by it and specified in the Section 793 Notice as has been recorded by the Depositary in accordance with the arrangements entered into by the Company or approved by the board pursuant to which it was appointed as a Depositary.

(7)	For the purposes of this article:

(a)

a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a Section 793 Notice, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b)	"interested" shall be construed in the same way as it is for the purpose of section 793 of the Companies Act 2006;

(c)

reference to a person having failed to give the Company the information required by a notice, includes (i) reference to his having failed or refused to give all or any part of it; (ii) reference to his having given any information which he knows to be false in a material particular or having recklessly given information which is false in a material particular; and (iii) reference to the Company knowing or having reasonable cause to believe that any of the information provided is false or materially incorrect or incomplete; and

(d)	an "excepted transfer" means, in relation to any shares held by a member:

(i)	a transfer pursuant to acceptance of a takeover offer (within the meaning of section 974 of the Companies Act 2006) in respect of shares in the Company;

(ii)	a transfer in consequence of a sale made through any stock exchange on which the Company's shares are normally traded; or

(iii)

a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6)	Nothing in this article shall limit the powers of the Company under section 794 of the Companies Act 2006 or any other powers of the Company whatsoever.

UNTRACED MEMBERS

Untraced members

39.	(1)

The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission (including in consequence of the death or bankruptcy of the member or otherwise by operation of law), if:

(a)

for a period of 12 years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or effected and no communication has been received by the Company from the member or person concerned;

(b)	during that period the Company has paid at least three dividends (whether interim or final) and no such dividend has been claimed by the member or person concerned;

(c)

the Company has, after the expiration of that period, sent a notice to the registered address or last known address of the member or person concerned of its intention to sell such share and before sending such a notice to the member or other person concerned, the Company must have used reasonable efforts to trace the member or other person entitled, engaging, if considered appropriate, a professional asset reunification company or other tracing agent; and

(d)

the Company has not during the further period of three months following the sending of the notice referred to in sub-paragraph (c) above and prior to the sale of the share received any communication from the member or person concerned.

(2)

The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of 12 years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of 12 years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3)	To give effect to the sale of any share pursuant to this article:

(a)

in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)

to enable the Company to deal with the share in accordance with the provisions of this article, require or procure any relevant person or the Operator (as applicable) to convert the share into certificated form; and

(ii)

after any such conversion, authorise any person to execute an instrument of transfer of the shares to the purchaser or person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer.

(4)

The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale. Unless otherwise determined by the directors the net proceeds of sale shall be forfeited and such former member or other person previously entitled to the share shall no longer be a creditor for the proceeds of sale and the Company will not be obliged to account to such persons for, or be liable to such persons in relation to, the proceeds of sale.

ALTERATION OF CAPITAL

Consolidation and sub-division

40.	(1)	The Company may by ordinary resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; and

(b)

sub-divide its shares, or any of them, into shares of a smaller amount than its existing shares; and determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others.

(2)

Where any difficulty arises in regard to any consolidation or division, the directors may settle such difficulty as they see fit. In particular, without limitation, the directors may sell to any person (including the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company and:

(a)

in the case of shares in certificated form, the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect such transfer; and

(b)	in the case of shares in uncertificated form, the directors may:

(i)

to enable the Company to deal with the share in accordance with the provisions of this article, require or procure any relevant person or the Operator (as applicable) to convert the share into certificated form; and

(ii)

after such conversion, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

(3)

The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

NOTICE OF GENERAL MEETINGS

Calling general meetings

41.

A majority of directors, the chairman of the board of directors or the chief executive officer of the Company may call a general meeting. If there are no directors then serving on the board of directors, any member of the Company may call a general meeting.

Notice of annual general meetings and other general meetings

42.

An annual general meeting and all other general meetings of the Company shall be called by at least such minimum period of notice as is prescribed or permitted under the Acts. The notice shall specify the place, the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law and to the directors and auditors of the Company.

Omission or failure to give notice and non-receipt of notice

43.

The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Special General Meetings

44.

The board of directors may postpone or reschedule any previously scheduled special general meeting of members. Only those matters set forth in the notice of the special general meeting may be considered or acted upon at a special general meeting of members of the Company. Nominations of persons for election to the board of directors of the Company and member proposals of other business shall not be brought before a special general meeting of members to be considered by the members.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

45.

No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Procedure if quorum not present

46.

If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned in accordance with article 54(1).

Chairing general meetings

47.

The chairman (if any) of the board of directors, or in his absence the deputy chairman, or in the absence of both of them some other director nominated prior to the meeting by the directors, shall preside as chairman of the meeting. If neither the chairman nor the deputy chairman nor such other director (if any) is present within 15 minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one director present he shall be chairman of the meeting.

48.	If no director is present within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman of the meeting.

Security arrangements and orderly conduct

49.

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

50.

The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

Directors entitled to attend and speak

51.

Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The directors or the chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting's absolute discretion, speak at a general meeting or at any separate class meeting.

Attendance and participation at different places and by electronic means

52.

In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places). The arrangements for simultaneous attendance and participation at any place at which persons are participating, using electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

53.	(1)

The members or proxies at the place or places at which persons are participating via electronic means shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the places at which persons are participating via electronic means are able to:

(a)	participate in the business for which the meeting has been convened; and

(b)

see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place (and any other place at which persons are participating via electronic means).

(2)	For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

(3)

If it appears to the chairman of the meeting that the facilities at the Principal Place or any place at which persons are participating via electronic means have become inadequate for the purposes set out in sub-paragraphs (a) and (b) above, the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of article 54(3) shall apply to that adjournment.

Adjournments

54.	(1)

If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned and (subject to the provisions of the Acts) the chairman of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

(2)	Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a)	the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting;

(b)	the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, if the chairman of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

If so adjourned, the chairman of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine.

(3)

Subject to the provisions of the Acts, it shall not be necessary to give notice of an adjourned meeting except that when a meeting is adjourned for 14 days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

(4)	Subject to paragraph (1) of this article, meetings can be adjourned more than once, in accordance with the procedures set out in this article.

AMENDMENTS TO RESOLUTIONS

Amendments to special and ordinary resolutions

55.	(1)	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

(2)	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)

unless such amendment is proposed by the directors written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution; and

(b)	the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

Withdrawal and ruling amendments out of order

56.

With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

POLLS

Demand for a poll

57.	(1)

For so long as any shares are held in a settlement system operated by DTC, any resolution put to the vote of a general meeting must be decided on a poll (and for so long as any shares are held in a settlement system operated by DTC this provision may not be amended without the unanimous consent of all the members). If no shares are held in DTC, a resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is validly demanded. A poll on a resolution may be demanded either before a vote on a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

(2)	A poll on a resolution may be demanded by:

(a)	the chairman of the meeting;

(b)	a majority of the directors present at the meeting;

(c)	not less than five members having the right to vote at the meeting;

(d)

a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(e)

a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

Chairman's declaration

58.

Unless a poll is duly demanded and the demand is not subsequently withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

59.

The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

Polls to be taken as chairman directs

60.

Polls at general meetings shall, subject to articles 61 and 62 below, be taken when, where and in such manner as the chairman of the meeting directs. The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared. The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

When poll to be taken

61.

A poll on the election of the chairman of the meeting or on a question of adjournment must be taken immediately. Any other polls must be taken either during the meeting or within 30 days of the poll being demanded. A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

62.

No notice need be given of a poll not taken during the meeting if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice must be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

Voting rights

63.	Subject to any rights or restrictions attached to any shares:

(a)	on a show of hands:

(i)	every member who is present in person has one vote;

(ii)

every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and is instructed by one or more of those members to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those members to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution; and

(iii)	every corporate representative present who has been duly authorised by a corporation has the same voting rights as the corporation would be entitled to;

(b)

on a poll every member present in person or by duly appointed proxy or corporate representative has one vote for every share of which he is the holder or in respect or which his appointment as proxy or corporate representative has been made; and

(c)	a member, proxy or corporate representative entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

Voting record date

64.

In order that the Company may determine the members entitled to vote at any meeting of members or any adjournment thereof, and how many votes such person may cast, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed the record date for determining members entitled to vote at a meeting of members shall, unless otherwise required by law, be at the close of business on the business day preceding the day on which notice is given.

Votes of joint holders

65.

In the case of joint holders the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

Votes on behalf of an incapable member

66.

A member in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court and the person so authorised may exercise other rights in relation to general meetings, including appointing a proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

No right to vote where sums overdue

67.

No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

Objections and validity of votes

68.	(1)

Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.

(2)

The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxies

69.

A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it. A proxy need not be a member. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. References in these articles to an appointment of proxy include references to an appointment of multiple proxies.

70.

Where two or more valid appointments of proxy are received in respect of the same share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share.

Form of proxy appointment

71.	(1)

Subject to article 72 an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose. The signature on the appointment of proxy need not be witnessed.

(2)	Where the appointment of a proxy is expressed to have been or purports to have been executed by a duly authorised person on behalf of a member:

(a)	the Company may treat the appointment as sufficient evidence of that person's authority to execute the appointment of proxy on behalf of that member; and

(b)

the member shall, if requested by or on behalf of the Company, send or procure the sending of any authority under which the appointment of proxy has been executed, or a certified copy of any such authority to such address and by such time as required under article 73 and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

Proxies sent or supplied in electronic form

72.

The directors may (and shall for so long as any shares are held in a settlement system operated by DTC or if and to the extent that the Company is required to do so by the Acts) allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify. Where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

Receipt of appointments of proxy

73.	(1)	An appointment of proxy may:

(a)

in the case of an appointment of proxy in hard copy form, be received at the Office or such other place as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates;

(b)

in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates; and

(c)

in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the directors may determine) before the time appointed for the taking of the poll.

(2)

The directors may specify in the notice convening the meeting that in determining the time for delivery of proxies pursuant to this article, no account shall be taken of any part of any day that is not a working day. An appointment of proxy which is not received or delivered in a manner so permitted shall be invalid.

Termination of appointments of proxy

74.

A vote given or poll demanded by proxy shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was delivered in writing to the Company at such place or address at which an appointment of proxy may be duly received under article 73 not later than the last time at which an appointment of proxy should have been received under article 73 in order for it to be valid.

Availability of appointments of proxy

75.

The directors may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Corporations acting by representatives

76.	(1)

Subject to the provisions of the Acts, any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company, or at any separate meeting of the holders of any class of shares. The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person or persons so authorised is present at it. The Company may require such person or persons to produce a certified copy of the resolution before permitting him to exercise his powers.

(2)

A vote given or poll demanded by a corporate representative shall be valid notwithstanding that he is no longer authorised to represent the member unless notice of the termination was delivered in writing to the Company at such place or address and by such time as is specified in article 73 for the receipt of an appointment of proxy.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors

77.	Unless otherwise determined by a majority of the directors the number of directors (disregarding alternate directors) shall not be subject to any maximum but shall not be less than two.

Procedure for appointment or reappointment at general meeting

78.	No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

(a)	he is recommended by the directors; or

(b)

not less than 14 nor more than 35 days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

Election of two or more directors

79.

At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it. For the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

Power of directors to appoint a director

80.

The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

Annual retirement of directors

81.

The directors shall be divided into three classes: "Class A", "Class B" and "Class C". The number of directors in each class shall be as nearly equal as possible. Upon the adoption of these articles, the existing directors shall by resolution classify themselves as "Class A Directors", "Class B Directors" or "Class C Directors". The Class A Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class B Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting following the adoption of these articles, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Acts or other applicable law may otherwise require, in the interim between annual general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in these articles), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Filling of vacancy

82.

If the Company, at the meeting at which a director retires, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

Director not reappointed at annual general meeting

83.

A director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the close of the meeting.

DISQUALIFICATION OF DIRECTORS

Termination of a director's appointment

84.	A person ceases to be a director as soon as:

(a)	that person ceases to be a director by virtue of any provision of the Acts or is prohibited from being a director by law;

(b)	a bankruptcy order is made against that person;

(c)	a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d)	notification is received by the Company from that person that he is resigning or retiring from his office as director, and such resignation or retirement has taken effect in accordance with its terms;

(e)	in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that he should cease to be a director;

(f)

that person is absent without permission of the directors from all meetings of the directors held during a continuous period of six months or more and the directors resolve that he should cease to be a director; or

(g)

a notice in writing is served upon him personally, or at his residential address provided to the Company for the purposes of section 165 of the Companies Act 2006, signed by all the other directors stating that he shall cease to be a director with immediate effect (and such notice may consist of several copies each signed by one or more directors, but a notice executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity).

ALTERNATE DIRECTORS

Appointment and removal of an alternate director

85.

Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act and permitted by law to do so, to be an alternate director and may remove an alternate director appointed by him from his appointment as alternate director.

Rights of an alternate director

86.

An alternate director shall be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence. An alternate director shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director, but shall be entitled to be paid such expenses as might properly have been paid to him if he had been a director.

Termination of an alternate director's appointment

87.

An alternate director shall cease to be an alternate director if his appointor ceases to be a director; however, if a director retires, pursuant to these articles or otherwise, but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

88.

An alternate director shall cease to be an alternate director on the occurrence in relation to the alternate director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor's appointment as a director.

Method of appointment or removal of an alternate director

89.

An appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

Other provisions regarding alternate directors

90.	Save as otherwise provided in these articles, an alternate director shall:

(a)	be deemed for all purposes to be a director;

(b)	alone be responsible for his own acts and omissions;

(c)	in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor; and

(d)	not be deemed to be the agent of or for the director appointing him.

POWERS OF DIRECTORS

General powers of the Company vested in the directors

91.	(1)

The purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole.

(2)

The business of the Company shall be managed by the directors who, subject to the provisions of these articles and to any directions given by special resolution of the Company to take, or refrain from taking, specified action, may exercise all the powers of the Company. No alteration of these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The general management powers given by this article shall not be limited by any special authority or power given to the directors by any other article.

(3)	In exercising the powers of the Company in a Director shall have regard (amongst other matters) to:

a) the likely consequences of any decision in the long term;

b) the interests of the Company's employees;

c) the need to foster the Company's business relationships with suppliers, customers and others;

d) the impact of the Company's operations on the community and the environment;

e) the desirability of the Company maintaining a reputation for high standards of business conduct; and

f) the need to act fairly as between members of the Company,

together, the matters referred to above shall be defined for the purposes of this Article as the "Stakeholder Interests".

(4)

For the purposes of a Director's duty to act in the way he or she considers, in good faith, most likely to promote the success of the Company, a Director shall not be required to regard the benefit of any particular Stakeholder Interest or group of Stakeholder Interests as more important than any other.

(5)	Nothing in this Article express or implied, is intended to or shall create or grant any right or any cause of action to, by or for any person (other than the Company).

(6)

The Directors of the Company shall for each financial year of the Company prepare a strategic report as if sections 414A(1) and 414C of the Companies Act 2006 force at the date of adoption of these Articles) applies to the Company whether or not they would be required to do so otherwise than by this Article.

(7)

Notwithstanding the generality of (2) above, the directors may exercise all the powers of the Company to: (i) borrow money; (ii) mortgage or charge all or any part or parts of its undertaking, property and uncalled capital; and (iii) issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Provision for employees on cessation or transfer of business

92.

The directors may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

Delegation to persons or committees

93.	(1)	Subject to the provisions of these articles, the directors may delegate any of the powers which are conferred on them under the articles:

(a)	to such person or committee;

(b)	by such means (including by power of attorney);

(c)	to such an extent;

(d)	in relation to such matters or territories; and

(e)	on such terms and conditions,

as they think fit.

(2)	If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

(3)	The directors may revoke any delegation in whole or part, or alter its terms and conditions.

(4)	The power to delegate under this article includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director.

(5)

Subject to paragraph (6) of this article, the proceedings of any committee appointed under paragraph (1)(a) of this article with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

(6)

The directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these articles pursuant to paragraph (5) of this article if, and to the extent that, they are not consistent with them.

(7)	References to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

DIRECTORS' REMUNERATION, GRATUITIES AND BENEFITS

Directors' remuneration

94.	(1)

Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine, provided that any fees paid to the directors shall not exceed the amounts set out in the then applicable directors' remuneration policy approved by members for the purposes of section 439A of the Companies Act 2006. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2)

Any director who holds any other office in the Company (including for this purpose the office of chairman or deputy-chairman), or who serves on any committee of the directors, or who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

95.	Expenses

96.

The directors may also be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company and any reasonable expenses properly incurred by them otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

Directors' gratuities and benefits

97.

The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any director or any former director of the Company or of any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of his family (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Executive directors

98.

The directors may appoint one or more of their number to the office of managing director or to any other executive office of the Company and any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit.

DIRECTORS' APPOINTMENTS AND INTERESTS

Other interests and offices

99.	(1)	Provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)

may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested.

(2)	No transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position within paragraph (1) above and the relevant director:

(a)

shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office, employment or position, or any such transaction or arrangement, or any interest in any such body corporate;

(b)

shall not, by reason of his office as a director of the Company be accountable to the Company for any benefit which he derives from any such office, employment or position, or any such transaction or arrangement, or from any interest in any such body corporate;

(c)

shall not be required to disclose to the Company, or use in performing his duties as a director of the Company, any confidential information relating to any such office, employment, or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with such office, employment or position; and

(d)

may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to such office, employment, position, transaction, arrangement or interest.

(3)	For the purposes of this article:

(a)

a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his;

(c)	a director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a director, officer or employee of any subsidiary undertaking of the Company;

(d)	a director need not disclose an interest if it cannot be reasonably regarded as likely to give rise to a conflict of interest; and

(e)

a director need not disclose an interest if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware).

100.	(1)

The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a)

any matter which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

(b)

a director to accept or continue in any office, employment or position in addition to his office as a director of the Company and, without prejudice to the generality of paragraph (1)(a) of this article, may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorisation is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(2)

If a matter, or office, employment or position, has been authorised by the directors in accordance with this article then (subject to such terms and conditions, if any, as the directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below) no transaction or arrangement relating to any such matter shall be liable to be avoided on the ground of any such matter, or office, employment or position and the relevant director:

(a)

shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such matter, or office, employment or position;

(b)	shall not, by reason of his office as a director of the Company, be accountable to the Company for any benefit which he derives from any such matter, or from any such office, employment or position;

(c)

shall not be required to disclose to the Company, or use in performing his duties as a director of the Company, any confidential information relating to such matter, or such office, employment or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position; and

(d)

may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to that matter, or that office, employment or position.

PROCEEDINGS OF DIRECTORS

Procedures regarding board meetings

101.	(1)

Subject to the provisions of these articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

(2)	A director may, and the secretary at the request of a director shall, call a meeting of the directors.

(3)

Notice of a board meeting may be given to a director personally, or by telephone, or sent in hard copy form to him at a postal address notified by him to the Company for this purpose, or sent in electronic form to such electronic address (if any) as may for the time being be notified by him to the Company for that purpose. A director may waive notice of any board meeting and any such waiver may be retrospective.

(4)

Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall (unless he is not entitled to vote on the resolution in question) have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5)	A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a)	to hear each of the other participating directors addressing the meeting; and

(b)	if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

Number of directors below minimum

102.

The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than either the number fixed as the minimum, or the quorum required for a meeting of the directors (or both) the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Election and removal of chairman and deputy chairman

103.

The directors may elect from their number, and remove, a chairman and a deputy chairman of the board of directors. The chairman, or in his absence the deputy chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy chairman, or if at the meeting neither the chairman nor the deputy chairman is present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

Resolutions in writing

104.

A resolution in writing agreed to by all the directors entitled to receive notice of a meeting of the directors and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the directors shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the directors, duly convened and held. A resolution in writing is adopted when all such directors have signed one or more copies of it or have otherwise indicated their agreement to it in writing. A resolution agreed to by an alternate director, however, need not also be agreed to by his appointor and, if it is agreed to by a director who has appointed an alternate director, it need not also be agreed to by the alternate director in that capacity.

Quorum

105.

No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors. If the quorum is not fixed by the directors, the quorum shall be two. A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate director who is not himself a director shall if his appointor is not present, be counted in the quorum. An alternate director who is himself a director shall only be counted once for the purpose of determining if a quorum is present.

Permitted interests and voting

106.	(1)

Subject to articles 106 (2) and 107, notwithstanding the fact that a proposed decision of the directors concerns or relates to any matter in which a director has, or may have, directly or indirectly, any kind of interest whatsoever, that director may participate in the decision-making process for both quorum and voting purposes.

(2)

The directors have the power to authorise a director's conflict of interest under section 175(4) (b) of the Acts. If the directors propose to exercise this power, the director facing the conflict is not to be counted as participating in the decision to authorise the conflict for quorum or voting purposes.

107.

Subject to the provisions of the Acts, and provided that (if required to do so by the said Acts) he has declared to the directors the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:

(1)	may be a party to or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(2)

may be a director or other officer or an employee of, or a party to any transaction or arrangement with, or otherwise interested in, any subsidiary of the Company or body corporate in which the Company is interested; and

(3)

is not accountable to the Company for any remuneration or other benefits which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no transaction or arrangement is liable to be avoided on the ground of any such remuneration, benefit or interest.

Suspension or relaxation of prohibition on voting

108.

The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

Questions regarding director's rights to vote

109.

If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

DIVIDENDS

Declaration of dividends by Company

110.	The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends

111.

The directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Payment according to amount paid up

112.

Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

Non-cash distribution

113.

The directors may determine when resolving to pay a dividend, and a general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of specific assets and in particular of fully paid shares or debentures of any other company. Where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may:

(a)	issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof;

(b)	determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of those entitled to participate in the dividend; and

(c)	vest any such specific assets in trustees.

Dividend payment procedure

114.	(1)	Any dividend or other money payable relating to a share shall be paid to:

(a)	the holder;

(b)	if the share is held by more than one holder, all joint holders; or

(c)	the person or persons becoming entitled to the share by reason of the death or bankruptcy of a holder or otherwise by operation of law,

and such person shall be referred to as the "recipient" for the purposes of this article and article 115.

(2)

Any dividend or other money payable relating to a share shall be paid by such method as the directors decide. Without limiting any other method of payment which the directors may decide upon, the payments may be made, wholly or partly:

(a)

by sending a cheque, warrant or any other similar financial instrument to the recipient by post addressed to his registered address or, in the case of joint recipients, by sending such cheque, warrant or any other similar financial instrument to the registered address of whichever of the joint recipients' names appears first on the register of members, or, in the case of persons entitled by operation of law, to any such persons;

(b)

by inter-bank transfer or any other electronic form or electronic means to an account (of a type approved by the directors) which is specified in a written instruction from the recipient (or, in the case of joint recipients, all joint recipients);

(c)

in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the recipient (or, in the case of joint recipients, all joint recipients) in such manner as the directors may from time to time consider sufficient, by means of a relevant system;

(d)	in some other way requested in writing by the recipients (or, in the case of joint recipients, all joint recipients) and agreed by the Company;

(e)	in the case of a Depositary, and subject to the approval of the directors, to such persons and postal addresses as the Depositary may direct; or

(f)

to such other person as may be set out in a written instruction from the recipient (or, in the case of joint recipients, all joint recipients), in which case payment shall be made in accordance with sub clauses (a) to (d) above, as specified in the written instruction.

(3)	In respect of the payment of any dividend or other sum which is a distribution, the directors may decide, and notify recipients, that:

(a)	one or more of the means described in paragraph (2) will be used for payment and a recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the directors;

(b)	one or more of such means will be used for the payment unless a recipient elects otherwise in the manner prescribed by the directors; or

(c)	one or more of such means will be used for the payment and that recipients will not be able to elect otherwise.

The directors may for this purpose decide that different methods of payment may apply to different recipients or groups of recipients.

(4)

All cheques, warrants and similar financial instruments are sent, and payment in any other way is made, at the risk of the person who is entitled to the money and the Company will not be responsible for a payment which is lost, rejected or delayed. The Company can rely on a receipt for a dividend or other money paid in relation to a share from any one of the joint recipients on behalf of all of them. The Company is treated as having paid a dividend if the cheque, warrant or similar financial instrument is cleared or if a payment is made using a relevant system or inter-bank transfer or other electronic means.

(5)	Subject to the rights attaching to any shares:

(a)

any dividends or other monies payable on or in respect of a share may be declared or paid in such currency or currencies and using such exchange rate or such date for determining the value or currency conversions as the directors may determine; and

(b)

following agreement with a Depositary, the directors may decide that that Depositary shall receive dividends in a currency other than the currency in which they were declared and can make arrangements accordingly. In particular, if a Depositary has chosen or agreed to receive dividends in another currency, the directors can make arrangements with the Depositary for payment to be made to the Depositary for value on the date on which the relevant dividend is paid, or a later date decided by the directors.

Right to cease sending payment and unclaimed payments

115.	(1)	The Company may cease to send any cheque or warrant, or to use any other method of payment, for any dividend payable in respect of a share if:

(a)	in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed, or another method of payment has failed;

(b)

in respect of one dividend payable on that share, the cheque or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable enquiries have failed to establish any new address or account of the recipient; or

(c)

a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided in accordance with these articles that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for the company to make the relevant payment in accordance with such decision or election, but, subject to the provisions of these articles, the Company may recommence sending cheques or warrants, or using another method of payment, for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

(2)

In cases where the Company makes a payment of a dividend or other sum which is a distribution in accordance with these articles and that payment is rejected or refunded, such sum may be invested or otherwise made use of for the benefit of the Company until the relevant recipient (or, in the case of joint recipients, all joint recipients) nominates a valid address or account to which the payment shall be made. If the Company does this, it will not be a trustee of the money and will not be liable to pay interest on it and any amount credited to an account of the Company is to be treated as having been paid to the relevant recipient (or, in the case of joint recipients, all joint recipients) at the time it is credited to that account.

No interest on dividends

116.	No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

117.	(1)

Any dividend or other money payable in respect of a share which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited (unless the directors decide otherwise) and shall cease to remain owing by the Company and the Company shall not be obliged to account to, or be liable in any respect to, the recipient or person who would have been entitled to the amount.

(2)

If the Company sells the share under Article 39, any dividend or other money payable in respect of the share outstanding at the time of sale shall be forfeited and the Company shall not be obliged to account to, or be liable in any respect to, the recipient or person who would have been entitled to the amount.

Scrip dividends

118.

The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive new ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a)

The resolution may specify a particular dividend or dividends (whether or not declared), or may specify any, some or all dividends declared or payable within a specified period, but such period must not end later than the end of the third annual general meeting following the date of the meeting at which the ordinary resolution is passed.

(b)	The directors may offer such rights of election to holders either:

(i)	in respect of the next dividend proposed to be paid; or

(ii)

in respect of that dividend and all subsequent dividends, until such time as the election is revoked by the Company or the authority given pursuant to paragraph (a) of this article expires without being renewed (whichever is the earlier).

(c)

The entitlement of each holder of shares to new shares of the same class shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be the closing price or last sale price of a share if such class of shares is publicly traded or such price as may be determined by the board of directors of the Company in its reasonable good faith judgment. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(d)	No fraction of a share shall be allotted and the directors may make such provision for fractional entitlements as they think fit, including provision:

(i)	for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company; or

(ii)

for the value of fractional entitlements to be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend.

(e)

If the directors resolve to offer a right of election, they shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and shall send with, or following, such notification, forms of election and specify the procedure to be followed and place at which, and the latest time by which, elections must be received in order to be effective. No notice need be given to a holder who has previously made (and has not revoked) an earlier election to receive new shares in place of all future dividends.

(f)

The directors may on any occasion decide that rights of election shall only be made available subject to such exclusions, restrictions or other arrangements as they shall in their absolute discretion deem necessary or desirable in order to comply with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory.

(g)

The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares"). Instead, additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(h)	The directors shall not proceed with any election unless the Company has sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(i)

For the purposes of a scrip dividend authorised pursuant to this article only, a resolution of the directors capitalising any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve, merger reserve or revaluation reserve) shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with article 119 and the directors may, in relation to any such capitalisation, exercise all of the powers conferred on them by article 119.

(j)

Unless the directors decide otherwise or the rules of a relevant system require otherwise, any new ordinary shares which a holder has elected to receive instead of cash in respect of some or all of his dividend will be:

(i)	shares in uncertificated form if the corresponding elected ordinary shares were uncertificated shares on the record date for that dividend; and

(ii)	shares in certificated form if the corresponding elected ordinary shares were shares in certificated form on the record date for that dividend.

(k)

The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(l)

The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

Capitalisation of profits

119.	(1) The directors may with the authority of an ordinary resolution of the Company:

(a)

subject as provided in this article, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve, merger reserve or revaluation reserve);

(b)

appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares or debentures of the Company of a nominal amount equal to that sum, and allot such shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)

resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d)

make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned);

(e)

authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f)	generally do all acts and things required to give effect to such resolution as aforesaid.

(2)

Where, pursuant to an employees' share scheme (within the meaning of section 1166 of the Companies Act 2006) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraphs (1)(a) to (f) above shall apply with the necessary alterations to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES FOR PAYMENTS and issue

Company or directors may fix record dates for payments and issue

120.

Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date and time as the record date by reference to which persons registered as holders of shares or other securities shall be entitled to receipt of any dividend, distribution, allotment or issue, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made, and where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly;

NOTICES AND OTHER COMMUNICATIONS

Requirements for writing

121.	Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing.

Methods of sending or supplying

122.	(1)	Any notice, document or information may (without prejudice to articles 126 and 127) be sent or supplied by the Company to any member:

(a)	by hand, that is by any person (including a courier or process server) handing it to the member or leaving it at the member's registered address;

(b)	by sending it by post in a prepaid envelope addressed to the member at his registered address address;

(c)

by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement);

(d)	by making it available on a website, provided that the requirements in paragraph (2) of this article and the provisions of the Acts are satisfied;

(e)	through a relevant system; or

(f)	in some other way authorised in writing by the relevant member.

(2)	The requirements referred to in paragraph (1)(d) of this article are that:

(a)

the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(b)

the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability");

(c)

in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d)

the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3)	In the case of joint holders:

(a)

it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding only; and

(b)

the agreement of the joint holder whose name stands first in the register of members in respect of the joint holding that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

(4)	In the case of a member registered on a branch register, any notice, document or other information can be posted or despatched or in the country where the branch register is kept.

(5)	For the avoidance of doubt, the provisions of this article are subject to article 42.

(6)	The Company may at any time and at its sole discretion choose to send or supply notices, documents and information only in hard copy form to some or all members.

Deemed receipt of notice

123.

A member present either in person or by proxy at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Company or directors may fix record dates for notices

124.	(1)

The Company or the directors may fix a date and time as the record date by reference to which persons registered as holders of shares or other securities shall be entitled to receive any notice or other document to be given to members and no change in the register after that time shall invalidate the giving of the notice or document, provided that in the case of a notice of general meeting or the annual accounts and reports of the Company, such record date shall be not more than sixty (60) days before the day the notice or document is sent.

(2)

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title.

Notice when post not available

125.

Where, by reason of any suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, or meeting of the holders of any class of shares, the board may decide that the only persons to whom notice of the affected general meeting must be sent are: the directors; the Company's auditors; those members to whom notice to convene the general meeting can validly be sent by electronic means and those members to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any such case the Company shall also:

(a)	advertise the general meeting in at least two national daily newspapers published in the United States; and

(b)

send or supply a confirmatory copy of the notice to members in the same manner as it sends or supplies notices under article 123 if at least seven clear days before the meeting the posting of notices again becomes practicable.

Other notices and communications advertised in national newspaper

126.

Any notice, document or information to be sent or supplied by the Company to the members or any of them, not being a notice of a general meeting, shall be sufficiently sent or supplied if sent or supplied by advertisement in at least one national daily newspaper published in the United States.

When notice or other communication deemed to have been received

127.	Any notice, document or information sent or supplied by the Company to the members or any of them:

(a)	by hand, shall be deemed to have been received on the day it was handed to the member or left at the member's registered address;

(b)

by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post, or there is only one class of post, or it was sent by air mail to an address outside the United States, in which case it shall be deemed to have been received 48 hours after it was posted, and proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent;

(c)

by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent;

(d)

by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website;

(e)

by means of a relevant system, shall be deemed to have been received 24 hours after the Company or any sponsoring system-participant acting on the Company's behalf, sends the issuer-instruction relating to the notice, document or information;

(f)	by any other means specified in a written authorisation from the relevant member, shall be deemed to have been received when the Company has done what it was authorised to do by that member; and

(g)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears.

Communications sent or supplied to persons entitled by transmission

128.	(1)	If a person who claims to be entitled to a share in consequence of the death or bankruptcy of a holder or otherwise by operation of law supplies to the Company:

(a)	such evidence as the directors may reasonably require to show his title to the share; and

(b)	an address at which notices, documents or information may be sent or supplied to such person,

then such a person shall be entitled to have sent or supplied to him at such address any notice, document or information to which the relevant holder would have been entitled if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred.

(2)

Until a person entitled to the share has complied with article 128(1), any notice, document or information may be sent or supplied to the relevant holder in any manner authorised by these articles, as if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred. This shall apply whether or not the Company has notice of the death or bankruptcy or other event.

Power to stop sending communications to untraced members

129.

If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

Validation of documents in electronic form

130.	Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must:

(a)

incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the directors may approve; or

(b)	be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with articles 43 and 72.

BRANCH REGISTERS

Overseas branch registers

131.

The Company, or the directors on behalf of the Company, may cause to be kept in any territory an overseas branch register of members resident in such territory, and the directors may make, and vary, such arrangements as they may think fit in relation to the keeping of any such register.

ADMINISTRATION

Making and retention of minutes

132.	The directors shall cause minutes to be made, in books kept for the purpose of:

(a)	all appointments of officers made by the directors; and

(b)

all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

Minutes shall be retained for at least ten years from the date of the appointment or meeting and shall be kept available for inspection in accordance with the Acts.

Inspection of accounts

133.

Except as provided by statute or by order of the court or authorised by the directors or an ordinary resolution of the Company, no person is entitled to inspect any of the Company's accounting or other records or documents merely by virtue of being a member.

Appointment of secretary

134.	The secretary shall be appointed by the directors for such term, at such remuneration and upon such other conditions as they think fit; and any secretary so appointed may be removed by them.

Use of the seal

135.

The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

(a)

share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it;

(b)	every other instrument to which the seal is affixed shall be signed by

(i)	two directors of the Company;

(ii)	one director and the secretary of the Company; or

(iii)	at least one authorised person in the presence of a witness who attests the signature.

For this purpose an authorised person is any director of the Company or the secretary of the Company, or any person authorised by the directors for the purpose of signing instruments to which the seal is affixed.

Official seal for use abroad

136.	The Company may have an official seal for use in accordance with the Acts. Such a seal shall be used only by the authority of a resolution of the directors or of a committee of the directors.

Destruction of documents

137.	(1)	The Company may destroy:

(a)	any instrument of transfer, after six years from the date on which it is registered;

(b)	any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c)	any share certificate, after one year from the date on which it is cancelled; and

(d)	any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2)

Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3)

It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a)	this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b)

nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c)	references in this article to the destruction of any document include references to the disposal of it in any manner.

Change of name

138.	The Company may change its name by resolution of the directors.

WINDING UP

Winding up

139.

If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

Power to indemnify directors

140.	(1)	Subject to paragraph (2) of this article, the Company:

(a)

may indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company;

(b)

may indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company's activities as trustee of an occupational pension scheme; and

(c)

may purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and for this purpose an associated company means any body corporate which is or was a subsidiary undertaking of the Company or in which the Company or any subsidiary undertaking of the Company is or was interested.

(2)	This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Acts or by any other provision of law.

Depositary interests other than dtc

141.	(1)

The directors shall, subject always to applicable law and the provisions of these articles, have power to implement or approve (or both) any arrangements which they may, in their absolute discretion, think fit in relation to (without limitation) the evidencing of title to and transfer of Depositary Interests or similar interests in shares.

(2)

The directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements under paragraph (1) above including, without limitation, treating Depositary Interest Holders as if they were holders directly of the shares or interests in shares represented thereby for the purposes of compliance with any obligations imposed under these articles on members.

(3)

If and to the extent that the directors implement or approve (or both) any arrangements in relation to the evidencing of title to and transfer of Depositary Interests or similar interests in shares in accordance with paragraphs (1) and (2) above, the directors shall ensure that such arrangements provide (in so far as is practicable):

(a)	a Depositary Interest Holder with the same or equivalent rights as a member of the Company including, without limitation, in relation to the exercise of voting rights and provision of information; and

(b)

the Company and the directors with the same or equivalent powers as given under these articles in respect of a member of the Company, including, without limitation, the powers of the board of directors under article 42 so that such power may be exercised against a Depositary Interest Holder and the shares or interest in shares represented by such Depositary Interest or similar interest.

(4)	The provisions of paragraphs (1) to (3) shall not apply to any Depositary Interests held in a settlement system operated by DTC.